WILMER CUTLER PICKERING
HALE AND DORR LLP


                                                  David C. Phelan
March 18, 2005
                                                  60 STATE STREET
                                                  BOSTON, MA 02109
VIA EDGAR                                         +1 617 526 6372
                                                  +1 617 526 5000 fax
Securities and Exchange Commission                david.phelan@wilmerhale.com
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Mail Stop 0505

      Attention: Dominic Minore, Esq.
            Division of Investment Management

      Re:   Pioneer Floating Rate Trust (the "Fund")
            Registration Statement on Form N-2
            Registration Numbers 333-121930; 811-21654

Dear Ladies and Gentlemen:

      The following information was transmitted to you electronically on February 25, 2005, accompanied by a letter that contained draft responses to comments of the staff of the Commission transmitted by letter dated February 9, 2005 relating to the Fund's Registration Statement on Form N-2. The draft response letter was electronically filed on March 7, 2005.

      If you have any questions or comments, please do not hesitate to contact me at (617) 526-6372, Julian Bobb, Esq. at (617) 526-6575 or
Christina Lim, Esq. at (617) 526-6451, counsel to the Fund.

Best regards,


/s/ David C. Phelan
David C. Phelan

Enclosures

cc:   Christopher J. Kelley, Esq.


    BALTIMORE      BEIJING      BERLIN      BOSTON      BRUSSELS      LONDON
MUNICH     NEW YORK     NORTHERN VIRGINIA     OXFORD     WALTHAM     WASHINGTON

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED           , 2005
PROSPECTUS

                                                                  (PIONEER LOGO)

                              $

                          PIONEER FLOATING RATE TRUST

                    AUCTION MARKET PREFERRED SHARES ("AMPS")

                       [              ] SHARES, SERIES M7
                       [              ] SHARES, SERIES W7
                      [              ] SHARES, SERIES TH7

                    LIQUIDATION PREFERENCE $25,000 PER SHARE
                             ----------------------

     Pioneer Floating Rate Trust (the "Fund") is offering [         ] Series M7
Auction Market Preferred Shares, [         ] Series W7 Auction Market Preferred
Shares, and [         ] Series TH7 Auction Market Preferred Shares. The shares
are referred to in this prospectus as "AMPS." The Fund is a recently organized, non-diversified, closed-end management investment company. The AMPS do not have a maturity date but are subject to mandatory redemption in certain circumstances. Any series of AMPS may be redeemed, in whole or in part, at the option of the Fund at any time, subject to certain circumstances. Dividends on the AMPS will be cumulative from the date the shares are issued.


     Investment Objectives. The Fund's primary investment objective is to provide a high level of current income. As a secondary investment objective, the Fund seeks preservation of capital to the extent consistent with its primary investment objective. There can be no assurance that the Fund will achieve its investment objectives.

     Portfolio Contents. Under normal market conditions, the Fund seeks to achieve its investment objectives by investing at least 80% of its assets (net assets plus borrowings for investment purposes) in senior floating rate loans ("Senior Loans"). Senior Loans are made to corporations, partnerships and other business entities that operate in various industries and geographical regions, including non-U.S. borrowers. Senior Loans pay interest at rates that are redetermined periodically on the basis of a floating base lending rate plus a premium. The Fund also may invest in other floating and variable rate instruments, including second lien loans, and in high yield corporate bonds. The Fund may invest in Senior Loans and other securities of any credit quality, including Senior Loans and other investments that are rated below investment grade, or are unrated but are determined by the investment subadviser to be of equivalent credit quality, commonly referred to as "junk bonds." The Fund may invest all or any portion of its assets in securities of issuers that are in default or that are in bankruptcy. The Fund does not have a policy of maintaining a specific average credit quality of its portfolio or a minimum portion of its portfolio that must be rated investment grade. The Fund may invest up to 10% of its total assets in Senior Loans and other securities of non-U.S. issuers, including emerging market issuers, and may engage in certain hedging transactions.
                                                   (continued on following page)

     INVESTING IN THE AMPS INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK
FACTORS" SECTION BEGINNING ON PAGE    OF THIS PROSPECTUS. THE MINIMUM PURCHASE
AMOUNT OF THE AMPS IS $25,000.
                             ----------------------

                                                              PER SHARE     TOTAL
                                                              ---------     -----
Public offering price (1)...................................   $25,000       $
Sales load..................................................      $250       $
Estimated offering expenses.................................         $       $
Proceeds, after expenses, to the Fund.......................         $       $

      (1) Plus accumulated dividends, if any, from the date the AMPS are issued.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The underwriters are offering the AMPS subject to various conditions. The AMPS will be ready for delivery, in book-entry form only, through the facilities
of The Depository Trust Company on or about          , 2005.
                             ----------------------
                              MERRILL LYNCH & CO.
                             ----------------------

                The date of this prospectus is           , 2005.

rate transactions such as swaps, caps, floors or collars or credit transactions and credit default swaps. The Fund also may purchase derivative instruments that combine features of these instruments. The Fund generally seeks to use these instruments and transactions as a portfolio management or hedging technique that seeks to protect against possible adverse changes in the market value of Senior Loans or other securities held in or to be purchased for the Fund's portfolio, to facilitate the sale of certain securities for investment purposes, manage the effective interest rate exposure of the Fund, manage the effective maturity or duration of the Fund's portfolio or establish positions in the derivatives markets as a temporary substitute for purchasing or selling particular securities.

USE OF LEVERAGE BY THE
FUND........................
                           The Fund expects to utilize financial leverage on an ongoing basis for investment purposes, such as through the issuance of the AMPS. After completion of the offering of the AMPS, the Fund anticipates its total leverage from the issuance of AMPS will be approximately 33 1/3% of the Fund's total assets. This amount may change but the Fund will not incur additional leverage if the total leverage would exceed 50% of the Fund's total assets. Although the Fund may in the future offer other preferred shares or incur indebtedness, which would further leverage the Fund, the Fund does not currently intend to offer preferred shares other than the AMPS offered hereby or to incur indebtedness, other than short-term credits in connection with the settlements of portfolio transactions. The Fund may also invest in derivative instruments, each of which may amplify the effects of leverage in the Fund's portfolio since the value of the derivative instruments may be more volatile than the Senior Loans in which the Fund primarily invests.

                           The Fund generally will not utilize leverage if the Adviser anticipates that leverage would result in a lower return to holders of the common shares over time. Use of financial leverage creates an opportunity for increased income for the holders of the common shares but, at the same time, creates the possibility for greater loss (including the likelihood of greater volatility of net asset value and market price of the common shares and of dividends), and there can be no assurance that a leveraging strategy will be successful during any period in which it is employed. Because the fees paid to the Adviser will be calculated on the basis of the Fund's managed assets, the fees will be higher when leverage (including the AMPS) is utilized, giving the Adviser an incentive to utilize leverage.

SPECIAL RISK
CONSIDERATIONS..............
                           The following is a summary of the principal risks of investing in the AMPS. You should read the fuller discussion in this prospectus under "Risk Factors" beginning on page [ ].

                           Risks of Investing in AMPS. The primary risks of investing in AMPS are:

                           - If an auction fails you may not be able to sell
                             some or all of your shares.

                           - Because of the nature of the market for AMPS, you
                             may receive less than the price you paid for your AMPS if you sell them outside of the auction, especially when market interest rates are rising.

                           - A rating agency could, at any time, downgrade or
                             withdraw its rating assigned to the AMPS without prior notice to the Fund or shareholders. Any downgrading or withdrawal of rating could affect the liquidity of the AMPS in an auction.

                           - The Fund may be forced to redeem AMPS to meet
                             regulatory or rating agency requirements or may voluntarily redeem your shares in certain circumstances.

                           - In certain circumstances, the Fund may not earn
                             sufficient income from its investments to pay dividends on the AMPS.

                           - If interest rates rise, the value of the Fund's
                             investment portfolio will decline, reducing the asset coverage for AMPS.

                           Leverage Risk. The Fund's leveraged capital structure creates special risks not associated with unleveraged funds having a similar investment objective and policies. These include the possibility of higher volatility of the net asset value of the Fund and the value of assets serving as asset coverage for the AMPS.

                           Interest Rate Risk. The AMPS pay dividends based on shorter-term interest rates. The Fund may invest the proceeds from the issuance of the AMPS in Senior Loans which pay interest based upon rates that float with changes in interest rates, similar to short-term rates. The interest rates on Senior Loans are typically, although not always, higher than shorter-term interest rates of securities with a AAA/Aaa credit rating, which is the credit rating the Fund anticipates receiving from Moody's and Fitch on the AMPS. Shorter-term rates, including the floating rates paid on the Fund's portfolio of Senior Loans, can be expected to fluctuate. [If shorter-term interest rates rise, dividend rates on the AMPS may also rise since the auction setting the dividends on AMPS will compete for investors with other short-term instruments.] This rise in dividends rates could result in the amount of dividends to be paid to holders of AMPS exceeding the income from the Senior Loans purchased by the Fund with the proceeds from the sale of the AMPS. Similarly, the anticipated differential on the rate anticipated to be paid on the AMPS and the Fund's portfolio of Senior Loans would decline or be eliminated if, in the future, the rating agencies lower the rating assigned to the AMPS. Because income from the Fund's entire investment portfolio (not just the portion of the portfolio purchased with the proceeds of the AMPS offering) is available to pay dividends on the AMPS, however, dividend rates on the AMPS would need to exceed the rate of return on the Fund's investment portfolio by a wide margin before the Fund's ability to pay dividends on the AMPS would be jeopardized.

                           Auction Risk. The dividend rate for the AMPS normally is set through an auction process. In the auction, holders of AMPS may indicate the dividend rate at which they would be willing to hold or sell their AMPS or purchase additional AMPS. The auction also provides liquidity for the sale of AMPS. An auction fails if there are more AMPS offered for sale than there are buyers. You may not be able to sell your AMPS at an auction if the auction fails. Also, if you place bid orders (orders to retain AMPS) at an auction only at a specified dividend rate, and that rate exceeds the rate set at the auction, you will not retain your AMPS. Additionally, if you buy AMPS or elect to retain AMPS without specifying a dividend rate below which you would not wish to buy or continue to hold those AMPS, you could receive a lower rate of return on your AMPS than the market rate. Finally, the dividend periods for the AMPS may be changed by the Fund, subject to certain conditions and with notice to the holders of AMPS, which could also affect the liquidity of your investment.

                           Secondary Market Risk. If you try to sell your AMPS between auctions you may not be able to sell any or all of your AMPS or you may not be able to sell them for $25,000 per share or $25,000 per share plus accumulated but unpaid dividends. If the Fund has designated a special dividend period, changes in interest rates could affect the price you would receive if you sold your AMPS in the secondary market. You may transfer AMPS outside of auctions only to or through a Broker-Dealer that has entered into a Broker-Dealer Agreement, or other person as the Fund permits.

                           Ratings and Asset Coverage Risk. While it is expected that Moody's will assign a rating of Aaa to the AMPS and Fitch will assign a rating of AAA to the AMPS, such ratings do not eliminate or necessarily mitigate the risks of investing in AMPS. Moody's or Fitch could downgrade its rating of the AMPS or withdraw its rating of the AMPS at any time, which may make your shares less liquid at an auction or in the secondary market and may materially and adversely affect the value of the AMPS if sold outside an auction. If the Fund fails to satisfy the asset coverage ratios discussed under "Description of AMPS -- Rating Agency Guidelines and Asset Coverage," the Fund will be required to redeem, at a time that is not favorable to the Fund or its shareholders, a sufficient number of AMPS in order to return to compliance with the asset coverage ratios.

                           Restrictions on Dividends and Other
                           Distributions. Restrictions imposed on the declaration and payment of dividends or other distributions to the holders of the Fund's common shares and AMPS, both by the 1940 Act and by requirements imposed by rating agencies, might impair the Fund's ability to maintain its qualification as a regulated investment company for federal income tax purposes.

or other obligations into lower yielding instruments or Senior Loans with a lower spread over the base lending rate. A decline in income could affect the common shares' distribution rate and their overall return.


                           Senior Loans Risk. The risks associated with Senior Loans are similar to the risks of junk bonds. Senior Loans are typically senior and secured in contrast to below investment grade debt securities, commonly referred to as "junk bonds," which are often subordinated and unsecured.

                           The Fund's investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers. Economic and other events, whether real or perceived, can reduce the demand for certain Senior Loans or Senior Loans generally, which may reduce market prices and cause the Fund's net asset value per share to fall. The frequency and magnitude of such changes cannot be predicted.

                           In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, which may include one or more of the following: accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In some instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower. The Fund does not have a policy limiting the Fund's investment in Senior Loans that may be secured by similar types of collateral. Nor does the Fund have a policy requiring that any specific loan have a minimum ratio of the value of the collateral to the value of the loan. With respect to the type and value of the collateral, these are some of the many factors that the Sub-Advisor relies upon in evaluating a Senior Loan. The Fund does not believe that the consideration of investment in Senior Loans that have similar categories of underlying collateral presents a risk that is separate from the Sub-Adviser's overall evaluation of the Senior Loans. Moreover, any specific collateral used to secure a loan may decline in value or lose all its value or become illiquid, which would adversely affect the loan's value. In certain circumstances, it is possible that the Fund or the agent bank of the Senior Loan may receive actual possession of the collateral and the Fund would incur the cost of maintaining and disposing of the collateral.

                           Currency Risk. A portion of the Fund's assets may be quoted or denominated in non-U.S. currencies. These securities may be adversely affected by fluctuations in relative currency exchange rates and by exchange control regulations. The Fund's investment performance may be negatively affected by a devaluation of a currency in which the Fund's investments are quoted or denominated. Further, the Fund's investment performance may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities quoted or denominated in another currency will increase or decrease in response to changes in the value of such currency in relation to the U.S. dollar.


                           Liquidity Risk. Some Senior Loans are not readily marketable and may be subject to restrictions on resale. The Fund intends to manage the liquidity of the Fund so that, in the event the Fund is required to redeem any AMPS because it has failed to meet the rating agencies' guidelines, the Fund will be able to satisfy any redemption obligations. Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market may exist for some of the Senior Loans in which the Fund will invest. Where a secondary market exists, such market for some Senior Loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Senior Loans that are illiquid may be more difficult to value or may impair the Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets and thus may cause a decline in the Fund's net asset value. The Fund has no limitation on the amount of its assets that may be invested in securities which are not readily marketable or are subject to restrictions on resale. In certain situations, the Fund could find it more difficult to sell such securities at desirable times and/or prices. Most Senior Loans are valued by an independent pricing service that uses market quotations of investors and traders in Senior Loans. In other cases, Senior Loans are valued at their fair value in accordance with procedures approved by the Board of Trustees.



                           Derivatives Risk. Even a small investment in derivatives can have a significant impact on the Fund's exposure to interest rates. If changes in a derivative's value do not correspond to changes in the value of the Fund's other investments, the Fund may not fully benefit from or could lose money on the derivative position. In addition, some derivatives involve risk of loss if the party that entered into the derivative contract defaults on its obligation. Certain derivatives, such as over-the-counter options, may be less liquid and more difficult to value than exchange traded options and futures. The Fund generally seeks to use these instruments and transactions as a portfolio management or hedging technique that seeks to protect against possible adverse changes in the market value of Senior Loans or other securities held in or to be purchased for the Fund's portfolio, to facilitate the sale of certain securities for investment purposes, manage the effective interest rate exposure of the Fund, manage the effective maturity or duration of the Fund's portfolio or establish positions in the derivatives markets as a temporary substitute for purchasing or selling particular securities. Some of these uses may be deemed to be speculative.


                           Regulatory Risk. To the extent that legislation or federal regulators that regulate certain financial institutions impose additional requirements or restrictions with respect to the ability of such institutions to make loans, particularly in connection with highly leveraged transactions, the availability of Senior Loans for investment may be adversely affected. In addition, such legislation could depress the market value of Senior Loans.

                           Market Disruption Risk. The terrorist attacks in the United States on September 11, 2001 had a disruptive effect on the securities markets. The Fund cannot predict the effects of similar events in the future on the U.S. economy. These terrorist attacks and related events, including the war in Iraq, its aftermath, and continuing occupation of Iraq by coalition forces, have led to increased short-term market volatility and may have long-term effects on U.S. and world economies and markets. A similar disruption of the financial markets could impact interest rates, auctions, secondary trading, ratings, credit risk, inflation and other factors relating to the common shares. In particular, below investment grade securities tend to be more volatile than higher rated fixed income securities so that these events and any actions resulting from them may have a greater impact on the prices and volatility of junk bonds and Senior Loans than on higher rated fixed income securities.

                           Anti-Takeover Provisions Risk. The Fund's Agreement and Declaration of Trust and By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees. Such provisions could limit the ability of shareholders to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. These provisions include staggered terms of office for the Trustees, advance notice requirements for shareholder proposals, super-majority voting requirements for certain transactions with affiliates, open-ending the Fund and a merger, liquidation, asset sale or similar transaction.

INVESTMENT ADVISER..........
                           Pioneer Investment Management, Inc. is the Fund's investment adviser. The Adviser has engaged Highland Capital Management, L.P. to act as investment subadviser to the Fund to manage the Fund's portfolio. The Subadviser is responsible on a day-to-day basis for investment of the Fund's portfolio in accordance with its investment objectives and principal investment strategies. The Subadviser makes all investment decisions for the Fund and places purchase and sale orders for the Fund's portfolio securities.

                        FINANCIAL HIGHLIGHTS (UNAUDITED)


      Information contained in the table below shows the unaudited operating performance of the Fund from the commencement of the Fund's operations on December 28, 2004 through January 31, 2005. Since the Fund was recently organized and commenced investment operations on December 28, 2004, the table covers approximately one month of operations, during which a substantial portion of the Fund's portfolio was held in temporary investments pending investment in securities that meet the Fund's investment objectives and principal investment strategies. Accordingly, the information presented does not provide a meaningful picture of the Fund's future operating performance.

                                                                 FOR THE PERIOD
                                                                      FROM
                                                              DECEMBER 23, 2004(1)
                                                                    THROUGH
                                                                JANUARY 31, 2005
                                                                  (UNAUDITED)
----------------------------------------------------------------------------------
PER COMMON SHARE OPERATING PERFORMANCE(2)
Net asset value, beginning of period........................        $  19.10(5)
                                                                    --------
Increase (decrease) from investment operations:
  Net investment income.....................................            0.04
  Net realized and unrealized gain on investments...........            0.08
  Distributions to preferred shareowners from net investment
     income.................................................              --
                                                                    --------
  Net increase from investment operations...................        $   0.12
Capital charge with respect to issuance of common shares....           (0.04)
                                                                    --------
Net increase in net asset value.............................        $   0.08
                                                                    --------
Net asset value, end of period(3)...........................        $  19.18
                                                                    --------
Market value, end of period(3)..............................        $  20.00
                                                                    --------
  Total return at market value(6)...........................            0.00%
  Total return on NAV(7)....................................            0.42%
RATIOS TO AVERAGE NET ASSETS OF HOLDERS OF COMMON SHARES
  Net expenses(8)...........................................            0.84%(4)
  Net investment income before preferred share
     dividends(8)...........................................            2.00%(4)
  Preferred share dividends.................................              --%(4)
  Net investment income available to holders of Common
     Shares.................................................            2.00%(4)
Portfolio turnover..........................................            6.47%
Net assets of holders of Common Shares, end of period (in
  thousands)................................................        $432,563
Preferred shares outstanding (in thousands).................        $     --
Asset coverage per preferred share, end of period...........        $     --
Average market value per preferred share....................        $     --
Liquidation value per preferred share.......................        $     --
Ratios to average net assets of common shareowners before
  reimbursement of organization expenses
  Net Expenses(8)...........................................            0.94%(4)
  Net investment income before preferred share
     dividends(8)...........................................            1.90%(4)

                                                                 FOR THE PERIOD
                                                                      FROM
                                                              DECEMBER 23, 2004(1)
                                                                    THROUGH
                                                                JANUARY 31, 2005
                                                                  (UNAUDITED)
----------------------------------------------------------------------------------
  Preferred share dividends.................................              --%(4)
  Net investment income available to common shareowners.....            1.90%(4)

---------------

(1) Trust Common shares were first publicly offered on December 23, 2004.

(2) The per share data presented above is based upon the average common shares outstanding for the period presented.

(3) Net asset value and market value are published in Barron's on Saturday, The Wall Street Journal on Monday and The New York Times on Monday and Saturday.

(4) Annualized.

(5) Net asset value immediately after the closing of the first public offering was $19.06.

(6) Total investment return is calculated assuming a purchase of common shares at the current market value on the first day and a sale at the current market value on the last day of the period reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Trust's dividend reinvestment plan. Total investment return does not reflect brokerage commissions on the shares of the Trust. Total investment returns less than a full period are not annualized. Past performance is not a guarantee of future results.

(7) Total return on net asset value is calculated assuming a purchase at the offering price of $20.00 less the sales load of $0.90, and the ending net asset value per share of $19.18.

(8) Ratios do not reflect the effect of dividend payments to preferred shareowners.

      The information above represents the unaudited operating performance data for a common share outstanding, total investment return, ratios to average net assets and other supplemental data for the period indicated. This information has been determined based upon financial information provided in the financial statements and market value data for the Fund's common shares.

offering expenses of [          ] and a sales load of $250 per AMPS. The common
shareholders' paid in capital is charged with the cost of issuance of the AMPS.)

                                                   ACTUAL      AS ADJUSTED
                                                ------------   ------------
AMPS, $.0001 par value, $25,000 stated value
  per share, at liquidation value, including
  dividends payable; unlimited shares
  authorized (no shares issued; [        ]
  shares issued, as adjusted).................  $         --
                                                ============   ============
Shareholder's Equity:
  Common shares, no par value per share;
     unlimited shares authorized, 24,330,240
     shares outstanding(1)....................  $              $
  Undistributed net investment income.........
  Accumulated net realized gain/loss on
     investments..............................
  Net unrealized appreciation/depreciation on
     investments..............................
                                                ------------   ------------
  Net assets attributable to common shares....
                                                ------------   ------------
  Net assets, plus liquidation preferences of
     AMPS.....................................  $              $
                                                ============   ============


------------
(1) None of these outstanding shares are held by or for the account of the Fund.


                             PORTFOLIO COMPOSITION

      As of           , 2005, approximately      % of the market value of the
Fund's portfolio was invested in Senior Loans, approximately      % of the
market value of the Fund's portfolio was invested in other fixed-income
securities and approximately      % of the market value of the Fund's portfolio
was invested in short-term investment grade debt securities. The following table sets forth certain information with respect to the composition of the Fund's
investment portfolio as of           , 2005, based on the lowest rating assigned
each investment.

                                                          VALUE++
CREDIT RATING+                                             (000)     PERCENT
--------------                                            --------   -------
                                                          $               %
Senior Loans
  Aaa/AAA...............................................
  Aa/AA.................................................
  A/A...................................................
  Baa/BB................................................
  Ba/BB.................................................
  B/B...................................................
  Caa/CCC...............................................
  Ca/CC.................................................
  Unrated+++............................................
Other Fixed Income Securities...........................
Short-Term..............................................
                                                          --------    ----
     TOTAL..............................................  $               %
                                                          ========    ====

------------
+ Ratings assigned by Moody's and S&P, respectively. These ratings are an assessment of the capacity and willingness of an issuer to pay the principal and interest on the securities being rated. The ratings are not a recommendation to purchase, hold or sell the securities being rated inasmuch as the rating does not comment as to market price or suitability for a particular investor. The meanings assigned by Moody's and S&P to their ratings are attached as an appendix to the Statement of Additional Information.
++ Value is determined using the Fund's valuation policies as described under the heading "Net Asset Value."

payment of interest and principal would likely make the values of such securities more volatile and could limit the ability to sell securities at favorable prices. In the absence of a liquid trading market for securities held by it, the Fund may have difficulties determining the fair market value of such securities. Because of the greater number of investment considerations involved in investing in high yield, high risk bonds, the achievement of the Fund's objectives depends more on the Subadviser's judgment and analytical abilities than would be the case if invested primarily in securities in the higher ratings categories.

      No active trading market may exist for many Senior Loans, and some Senior Loans may be subject to restrictions on resale. The Fund is not limited in the percentage of its assets that may be invested in Senior Loans and other securities deemed to be illiquid. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value on the disposition of an illiquid Senior Loan, and cause a material decline in the Fund's net asset value.

      The Fund may invest up to 10% of total assets in obligations of non-U.S. issuers, predominantly in developed countries, but the Fund may also invest in securities of emerging market issuers. The value of obligations of non-U.S. issuers is affected by changes in foreign tax laws (including withholding tax), government policies (in this country or abroad) and relations between nations, and trading, settlement, custodial and other operational risks. In addition, the costs of investing abroad are generally higher than in the United States.


      Use of Agents. Senior Loans generally are arranged through private negotiations between a borrower and a group of financial institutions initially represented by an agent who is usually one of the originating lenders. In larger transactions, it is common to have several agents. Generally, however, only one such agent has primary responsibility for on-going administration of a Senior Loan. In a typical Senior Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of those payments to the credit of all Lenders that are parties to the Loan Agreement. The Fund generally will rely on the Agent to collect its portion of the payments on a Senior Loan. Furthermore, the Fund will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under a Loan Agreement, the Agent is given broad discretion in monitoring the Borrower's performance under the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. Upon an event of default, the Agent typically will act to enforce the Loan Agreement after instruction from Lenders holding a majority of the Senior Loan. The Borrower compensates the Agent for the Agent's services. This compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The typical practice of an Agent in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.


      Credit agreements may provide for the termination of the agent's status in the event that it fails to act as required under the relevant credit agreement, becomes insolvent, enters FDIC receivership or, if not FDIC insured, enters into bankruptcy. Should such an agent, lender or assignor with respect to an assignment inter-positioned between the Fund and the borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of such person and any loan payment held by such person for the benefit of the Fund should not be included in such person's or entity's bankruptcy estate. If, however, any such amount were included in such person's or entity's bankruptcy estate, the Fund would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In this event, the Fund could experience a decrease in net asset value.

      Form of Investment. The Fund's investments in Senior Loans may take one of several forms, including acting as one of the group of lenders originating a Senior Loan, purchasing an assignment of a portion of a Senior Loan from a third party or acquiring a participation in a Senior Loan. When the loaned as well as the benefit of an increase and the detriment of any decrease in the market value of the securities loaned and would also receive compensation based on investment of the collateral. The Fund would not, however, have the right to vote any securities having voting rights during the existence of the loan, but would call the loan in anticipation of an important vote to be taken among holders of the securities or of the giving or withholding of consent on a material matter affecting the investment.

      As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially. The Fund will lend portfolio securities only to firms that have been approved in advance by the Board of Trustees, which will monitor the creditworthiness of any such firms.

PORTFOLIO TURNOVER

      It is the policy of the Fund not to engage in trading for short-term profits, although portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund.

                                  RISK FACTORS


      Investing in the Fund involves risk, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in AMPS.


RISKS OF INVESTMENT IN AMPS

      Leverage Risk. The Fund expects to use financial leverage on an ongoing basis for investment purposes. Taking into account the AMPS being offered in
this prospectus, the amount of leverage would, as of [          ], 2005,
represent approximately 33.3% of the Fund's total assets. The Fund's leveraged capital structure creates special risks not associated with unleveraged funds having a similar investment objectives and policies. These include the possibility of higher volatility of both the net asset value of the Fund and the value of assets serving as asset coverage for the AMPS.

      Because the fee paid to the Adviser will be calculated on the basis of the Fund's managed assets (which equals the aggregate net asset value of the common shares plus the liquidation preference of the AMPS), the fee will be higher when leverage is utilized, giving the Adviser an incentive to utilize leverage.

      Interest Rate Risk. The AMPS pay dividends based on shorter-term interest rates. The Fund may invests the proceeds from the issuance of the AMPS in Senior Loans which pay interest based upon rates that float with changes in interest rates, similar to short-term rates. The interest rates on Senior Loans are typically, although not always, higher than shorter-term interest rates of issuers with AAA credit ratings that the Fund anticipates receiving from the rating agencies. Shorter-term interest rates, including the floating rates paid on the Fund's portfolio of Senior Loans, can be expected to fluctuate. If shorter-term interest rates rise, dividend rates on the AMPS may also rise since the auction setting the dividends on AMPS will compete for investors with other short-term instruments. This rise in dividends rates could result in the amount of dividends to be paid to holders of AMPS exceeding the income from the Senior Loans purchased by the Fund with the proceeds from the sale of AMPS. Similarly, the anticipated differential on the rate of interest paid on the AMPS and the Fund's portfolio of Senior Loans would decline or be eliminated if, in the future, the rating agencies lower the rating assigned to the AMPS. Because income from the Fund's entire investment portfolio (not just the portion of the portfolio purchased with the proceeds of the AMPS offering) is available to pay dividends on the AMPS, however, dividend rates on the AMPS would need to exceed the rate of return on the Fund's investment portfolio by a wide margin before the Fund's ability to pay dividends on the AMPS would be jeopardized.

      Auction Risk. The dividend rate for the AMPS normally is set through an auction process. In the auction, holders of AMPS may indicate the dividend rate at which they would be willing to hold or sell their AMPS or purchase additional AMPS. The auction also provides liquidity for the sale of AMPS. An auction fails if there are more AMPS offered for sale than there are buyers. You may not be able to sell your AMPS at an auction if the auction fails. Also, if you place bid orders (orders to retain AMPS) at an auction only at a specified dividend rate, and that rate exceeds the rate set at the auction, you will not retain your AMPS. Additionally, if you buy AMPS or elect to retain AMPS without specifying a dividend rate below which you would not wish to buy or continue to hold those AMPS, you could receive a lower rate of return on your AMPS than the market rate. Finally, the dividend periods for the AMPS may be changed by the Fund, subject to certain conditions with notice to the holders of AMPS, which could also effect the liquidation of your investment. See "Description of AMPS" and "The Auction -- Auction Procedures."

      Secondary Market Risk. If you try to sell your AMPS between auctions you may not be able to sell any or all of your AMPS or you may not be able to sell them for $25,000 per share or $25,000 per share plus accumulated but unpaid dividends. If the Fund has designated a special dividend period (a rate period of more than seven days), changes in interest rates could affect the price you would receive if you sold your AMPS in the secondary market. You may transfer AMPS outside of auctions only to or through a Broker-Dealer that has entered into a Broker-Dealer Agreement or such other person as the Fund permits. The Fund does not anticipate imposing significant restrictions on transfers to other persons. However, unless any such other person has entered into a relationship with a Broker-Dealer that has entered into a Broker-Dealer Agreement with the Auction Agent, that person will not be able to submit bids at auctions with respect to the AMPS. Broker-dealers that maintain a secondary trading market for AMPS are not required to maintain this market, and the Fund is not required to redeem AMPS either if an auction or an attempted secondary market sale fails because of a lack of buyers. The AMPS will not be listed on a stock exchange or the Nasdaq National Market. If you sell your AMPS to a broker-dealer between auctions, you may receive less than the price you paid for them, especially if market interest rates have risen since the last auction. In addition, a Broker-Dealer may, in its own discretion, decide to sell the AMPS in the secondary market to investors at any time and at any price, including at prices equivalent to, below or above the par value of the AMPS.

      Securities and Exchange Commission Inquiries. Merrill Lynch has advised the Fund that it and certain Broker-Dealers and other participants in the auction rate securities markets, including both taxable and tax exempt markets, have received letters from the Securities and Exchange Commission requesting that each of them voluntarily conduct an investigation regarding their respective practices and procedures in those markets. Merrill Lynch and those other Broker-Dealers are cooperating and expect to continue to cooperate with the Securities and Exchange Commission in providing the requested information. No assurance can be given as to whether the results of this process will affect the market for the AMPS or the auctions.

      Ratings and Asset Coverage Risk. While it is expected that Moody's will assign a rating of Aaa to the AMPS and Fitch will assign a rating of AAA to the AMPS, such ratings do not eliminate or necessarily mitigate the risks of investing in AMPS. Moody's or Fitch could downgrade its rating of the AMPS or withdraw its rating of the AMPS at any time, which may make your shares less liquid at an auction or in the secondary market and may materially and adversely affect the value of the AMPS if sold outside an auction. Moody's and Fitch are not required to provide prior notice of a decision to downgrade the AMPS or to withdraw their rating. If Moody's or Fitch downgrades the AMPS, the Fund may alter its portfolio or redeem AMPS in an effort to improve the rating, although there is no assurance that it will be able to do so to the extent necessary to restore the prior rating. If the Fund fails to satisfy the asset coverage ratios discussed under "Description of AMPS -- Rating Agency Guidelines and Asset Coverage," the Fund will be required to redeem, at a time that is not favorable to the Fund or its shareholders, a sufficient number of AMPS in order to return to compliance with the asset coverage

      Reinvestment Risk. Income from the Fund's portfolio will decline if the Fund invests the proceeds on repayment or sale of Senior Loans or other obligations into lower yielding instruments or Senior Loans with a lower spread over the base lending rate. A decline in income could affect the common shares' distribution rate and their overall return.


      Senior Loans Risk. The risks associated with Senior Loans are similar to the risks of junk bonds. Senior Loans are typically senior and secured in contrast to below investment grade securities, commonly referred to as "junk bonds," which are often subordinated and unsecured.

      The Fund's investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers. Economic and other events, whether real or perceived, can reduce the demand for certain Senior Loans or Senior Loans generally, which may reduce market prices and cause the Fund's net asset value per share to fall. The frequency and magnitude of such changes cannot be predicted.

      In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, which may include one or more of the following: accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In some instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower. The Fund does not have a policy limiting the Fund's investment in Senior Loans that may be secured by similar types of collateral. Nor does the Fund have a policy requiring that any specific loan have a minimum ratio of the value of the collateral to the value of the loan. With respect to the type and value of the collateral, these are some of the many factors that the Sub-Advisor relies upon in evaluating a Senior Loan. The Fund does not believe that the consideration of investment in Senior Loans that have similar categories of underlying collateral presents a risk that is separate from the Sub-Adviser's overall evaluation of the Senior Loans. Moreover, any specific collateral used to secure a loan may decline in value or lose all its value or become illiquid, which would adversely affect the loan's value. In certain circumstances, it is possible that the Fund or the agent bank of the Senior Loan may receive actual possession of the collateral and the Fund would incur the cost of maintaining and disposing of the collateral.


      Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates. Conversely, the floating rate feature of Senior Loans means the Senior Loans will not generally experience capital appreciation in a declining interest rate environment. Declines in interest rate may also increase prepayments of debt obligations and require the Fund to invest assets at lower yields. No active trading market may exist for certain Senior Loans, which may impair the ability of the Fund to realize full value in the event of the need to liquidate such assets. Adverse market conditions may impair the liquidity of some actively traded Senior Loans.

      Although Senior Loans in which the Fund will invest will often be secured by collateral, there can be no assurance that liquidation of such collateral would satisfy the borrower's obligation in the event of a default or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the Fund could experience delays or limitations in its ability to realize the benefits of any collateral securing a Senior Loan. The Fund may also invest in Senior Loans that are not secured.

      Credit Risk and Junk Bond Risk. Credit risk is the risk that an issuer of Senior Loans and other debt obligations will become unable to meet its obligation to make interest and principal payments.

control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited recourse in the event of a default. During periods of economic uncertainty, the market prices of sovereign debt may be more volatile than prices of debt obligations of U.S. issuers. In the past, certain non-U.S. countries have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest and declared moratoria on the payment of principal and interest on their sovereign debt.

      A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient non-U.S. exchange, the relative size of the debt service burden, the sovereign debtor's policy toward its principal international lenders and local political constraints. Sovereign debtors may also be dependent on expected disbursements from non-U.S. governments, multilateral agencies and other entities to reduce principal and interest arrearages on their debt. The failure of a sovereign debtor to implement economic reforms, achieve specified levels of economic performance or repay principal or interest when due may result in the cancellation of third-party commitments to lend funds to the sovereign debtor, which may further impair such debtor's ability or willingness to service its debts.


      Liquidity Risk. Some Senior Loans are not readily marketable and may be subject to restrictions on resale. The Fund intends to manage the liquidity of the Fund so that, in the event the Fund is required to redeem any AMPS because it has failed to meet the rating agencies' guidelines, the Fund will be able to satisfy any redemption obligations. Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market may exist for some of the Senior Loans in which the Fund will invest. Where a secondary market exists, such market for some Senior Loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Senior Loans that are illiquid may be more difficult to value or may impair the Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets and thus may cause a decline in the Fund's net asset value. The Fund has no limitation on the amount of its assets that may be invested in securities which are not readily marketable or are subject to restrictions on resale. In certain situations, the Fund could find it more difficult to sell such securities at desirable times and/or prices. Most Senior Loans are valued by an independent pricing service that uses market quotations of investors and traders in Senior Loans. In other cases, Senior Loans are valued at their fair value in accordance with procedures approved by the Board of Trustees.


      Derivatives Risk. Strategic Transactions, such as the use of derivatives, have risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative instruments. Furthermore, the ability to successfully use Strategic Transactions depends on the Subadviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of Strategic Transactions may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment or may cause the Fund to hold a security that it might otherwise sell. Additionally, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to Strategic Transactions are not otherwise available to the Fund for investment purposes. Although the Subadviser does not anticipate that Strategic Transactions will represent a significant component of the Fund's investment strategy, the Fund does not have a policy limiting the portion of the Fund's assets that may be subject to such transactions or invested in such instruments.

      There are several risks associated with the use of futures contracts and futures options. A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. While the Fund may enter into futures contracts and options on futures contracts for asset value, the Fund will value Senior Loans at fair value pursuant to procedures adopted by the Board of Trustees. A Senior Loan that is fair valued may be valued at a price higher or lower than actual market quotations or the value determined by other funds using their own fair valuation procedures. The Fund may, with the approval of the Board of Trustees, implement new fair value pricing methodologies of Senior Loans in the future, which may result in a change in the Fund's net asset value per share. The Fund's net asset value per share will also be affected by fair value pricing decisions and by changes in the market for Senior Loans. In determining the fair value of a Senior Loan, the Fund will consider relevant factors, data, and information, such as: (i) the characteristics of and fundamental analytical data relating to the Senior Loan, including the cost, size, current interest rate, period until next interest rate reset, maturity and base lending rate of the Senior Loan, the terms and conditions of the Senior Loan and any related agreements, and the position of the Senior Loan in the borrower's debt structure; (ii) the nature, adequacy and value of the collateral, including the Fund's rights, remedies and interests with respect to the collateral; (iii) the creditworthiness of the borrower, based on an evaluation of its financial condition, financial statements and information about the borrower's business, cash flows, capital structure and future prospects; (iv) information relating to the market for the Senior Loan, including price quotations for and trading in the Senior Loan and interests in similar Senior Loans and the market environment and investor attitudes towards the Senior Loan and interests in similar Senior Loans; (v) the experience, reputation, stability and financial condition of the agent and any intermediate participants in the Senior Loan; and (vi) general economic and market conditions affecting the fair value of the Senior Loan.


      With respect to other securities, the Fund generally values securities using closing market prices or readily available market quotations. The Fund may use a pricing service or a pricing matrix to value some of its assets. When closing market prices or market quotations of assets other than Senior Loans are not available or are considered by the Fund to be unreliable, the Fund may use a security's fair value. Fair value is the valuation of a security determined on the basis of factors other than market value in accordance with procedures approved by the Fund's Board of Trustees. The Fund also may use the fair value of a security, including a non-U.S. security, when the Fund determines that the closing market price on the primary exchange where the security is traded no longer accurately reflects the value of the security due to factors affecting one or more relevant securities markets or the specific issuer. The use of fair value pricing by the Fund may cause the net asset value of its shares to differ from the net asset value that would be calculated using closing market prices. International securities markets may be open on days when the U.S. markets are closed. For this reason, the value of any international securities owned by the Fund could change on a day you cannot buy or sell shares of the Fund. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, which is a method of estimating their fair value. The value of interest rate swaps, caps and floors is determined in accordance with a formula and then confirmed periodically by obtaining a bank quotation. Positions in options are valued at the last sale price on the market where any such option is principally traded. Positions in futures contracts are valued at closing prices for such contracts established by the exchange on which they are traded. Repurchase agreements are valued at cost plus accrued interest. This is a method, approved by the Board of Trustees, of determining such repurchase agreement's fair value.

                          DESCRIPTION OF COMMON SHARES

      The Fund is authorized to issue an unlimited number of common shares, without par value. The Fund is also authorized to issue preferred shares. The Board of Trustees is authorized to classify and reclassify any unissued shares into one or more additional classes or series of shares. The Board of Trustees may establish such series or class, including preferred shares, from time to time by setting or changing in any one or more respects the designations, preferences, conversion or other rights, voting

PIONEER FLOATING RATE TRUST
STATEMENT OF ASSETS AND LIABILITIES 1/31/05 (UNAUDITED)


ASSETS:
    Investments in securities, at value (cost $524,161,362)     $ 525,787,675
    Cash                                                           19,454,251
    Receivables -
      Investment securities sold                                    9,557,307
      Interest                                                        429,944
    Unrealized appreciation on unfunded
    corporate loans                                                   106,080
    Organization expense reimbursement                                 40,000
    Other assets                                                        3,694
                                                                -------------
        Total assets                                            $ 555,378,951
                                                                =============
LIABILITIES:
    Payables -
      Investment securities purchased                           $ 121,900,537
      Offering costs payable                                          595,525
    Due to affiliates                                                 318,355
    Accrued expenses                                                    1,525
                                                                -------------
        Total liabilities                                       $ 122,815,942
                                                                -------------
PREFERRED SHARES AT REDEMPTION VALUE:
    $25,000 liquidation value per share; no
    shares outstanding                                          $           -
                                                                -------------
        NET ASSETS APPLICABLE TO COMMON SHAREOWNERS             $ 432,563,009
                                                                =============
NET ASSETS APPLICABLE TO COMMON SHAREOWNERS:

    Paid-in capital                                             $ 429,903,084
    Undistributed net investment income                               826,427
    Accumulated net realized gain on
    investments                                                        83,741
    Net unrealized gain on investments                              1,749,757
                                                                -------------
        NET ASSETS APPLICABLE TO COMMON SHAREOWNERS             $ 432,563,009
                                                                =============
NET ASSET VALUE PER SHARE:
(Unlimited number of shares authorized)
    Based on $432,563,009/22,555,240 common shares              $       19.18
                                                                =============


   The accompanying notes are an integral part of these financial statements.

PIONEER FLOATING RATE TRUST
STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE PERIOD 12/23/04 (COMMENCEMENT OF OPERATIONS) TO 1/31/05

INVESTMENT INCOME:
    Interest                                        $ 1,168,405
    Facility and other fees                               4,827
                                                    -----------
       Total investment income                                   $  1,173,232
                                                                 ------------
EXPENSES:
    Management fees                                 $   289,414
    Administration fees                                  28,941
    Transfer agent fees and expenses                      4,690
    Custodian fees                                        3,759
    Registration fees                                     3,006
    Organization costs                                   40,000
    Professional fees                                     7,145
    Printing fees                                         1,864
    Trustees' fees                                        1,657
    Miscellaneous                                         6,329
                                                    -----------
       Total expenses                                            $    386,805
                                                                 ------------
          Reimbursement of organization fees                     $    (40,000)
                                                                 ------------
       Net expenses                                              $    346,805
                                                                 ------------
          Net investment income                                  $    826,427
                                                                 ------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
    Net realized gain on investments                             $     83,741
                                                                 ------------
    Change in net unrealized gain on:
       Investments                                  $ 1,626,313
       Unfunded corporate loans                         123,444  $  1,749,757
                                                    -----------
          Net gain on investments                                $  1,833,498
                                                                 ------------
DIVIDENDS TO PREFERRED SHAREOWNERS FROM NET
INVESTMENT INCOME                                                $          -
                                                                 ------------
    Net increase in net assets applicable to common
    shareowners resulting from operations                        $  2,659,925
                                                                 ============



   The accompanying notes are an integral part of these financial statements.

PIONEER FLOATING RATE TRUST
STATEMENT OF CHANGES (UNAUDITED)
FOR THE PERIOD 12/23/04 (COMMENCEMENT OF OPERATIONS) TO 1/31/05

                                                                                       12/23/04
                                                                                          to
                                                                                        1/31/05
                                                                                        -------
FROM OPERATIONS:
       Net investment income                                                          $     826,427
       Net realized gain on investments                                                      83,741
       Change in net unrealized gain on investments                                       1,749,757
       Dividends to preferred shareowners from net investment income                             --
                                                                                      -------------
               Net increase in net assets applicable to common shareowners            $   2,659,925
                                                                                      -------------
FROM TRUST SHARE TRANSACTIONS:
       Net proceeds from the issuance of common shares                                $ 430,705,000
       Common share offering expenses charged to paid-in capital                           (902,000)
                                                                                      -------------
               Net increase in net assets applicable to common shareowners
                   resulting from Trust share transactions                            $ 429,803,000
                                                                                      -------------
               Net increase in net assets applicable to common shareowners            $ 432,462,925

NET ASSETS APPLICABLE TO COMMON SHAREOWNERS:

       Beginning of period                                                                  100,084
                                                                                      -------------
       End of period  (including undistributed net investment income of $826,427)     $ 432,563,009
                                                                                      =============


   The accompanying notes are an integral part of these financial statements.

PIONEER FLOATING RATE TRUST
FINANCIAL HIGHLIGHTS 1/31/05 (UNAUDITED)

                                                                             DECEMBER 23, 2004 TO
                                                                             JANUARY 31, 2005 (1)
                                                                             --------------------
PER COMMON SHARE OPERATING PERFORMANCE (2)
Net asset value, beginning of period                                            $   19.10(5)
                                                                                ---------
Increase (decrease) from investment operations:
    Net investment income                                                            0.04
    Net realized and unrealized gain on investments                                  0.08
    Distributions to preferred shareowners from net investment
        income                                                                         --
                                                                                ---------
    Net increase from investment operations                                     $    0.12
Capital charge with respect to issuance of:
    common shares                                                                   (0.04)
                                                                                ---------
Net increase in net asset value                                                 $    0.08
                                                                                ---------
Net asset value, end of period (3)                                              $   19.18
                                                                                =========
Market value, end of period (3)                                                 $   20.00
                                                                                ---------
    Total return at market value (6)                                                 0.00%
    Total return on NAV (7)                                                          0.42%
RATIOS TO AVERAGE NET ASSETS OF HOLDERS OF COMMON SHARES

    Net expenses (8)                                                                 0.84%(4)
    Net investment income before preferred share dividends (8)                       2.00%(4)
    Preferred share dividends                                                          --%(4)
    Net investment income available to holders of Common Shares                      2.00%(4)
Portfolio turnover                                                                   6.47%
Net assets of holders of Common Shares, end of  period (in thousands)           $ 432,563
Preferred shares outstanding (in thousands)                                     $      --
Asset coverage per preferred share, end of period                               $      --
Average market value per preferred share                                        $      --
Liquidation value per preferred share                                           $      --
Ratios to average net assets of common shareowners before
    reimbursement of organization expenses
    Net Expenses (8)                                                                 0.94%(4)
    Net investment income before preferred share dividends (8)                       1.90%(4)
    Preferred share dividends                                                          --%(4)
    Net investment income available to common shareowners                            1.90%(4)

      (1)   Trust shares were first publicly offered on December 23, 2004.

      (2) The per share data presented above is based upon the average common shares outstanding for the period presented.

      (3) Net asset value and market value are published in Barron's on Saturday, The Wall Street Journal on Monday and The New York Times on Monday and Saturday.

      (4)   Annualized.

      (5) Net asset value immediately after the closing of the first public offering was $19.06.

      (6) Total investment return is calculated assuming a purchase of common shares at the current market value on the first day and a sale at the current market value on the last day of the period reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Trust's dividend reinvestment plan. Total investment return does not reflect brokerage commissions on the shares of the Trust. Total investment returns less than a full period are not annualized. Past performance is not a guarantee of future results.

      (7) Total return on net asset value is calculated assuming a purchase at the offering price of $20.00 less the sales load of $0.90, and the ending net asset value per share of $19.18.

      (8) Ratios do not reflect the effect of dividend payments to preferred shareowners.

The information above represents the unaudited operating performance data for a share of common stock outstanding, total investment return, ratios to average net assets and other supplemental data for the period indicated. This information has been determined based upon financial information provided in the financial statements and market value data for the Trust's common shares.


   The accompanying notes are an integral part of these financial statements.

PIONEER FLOATING RATE TRUST

NOTES TO FINANCIAL STATEMENTS 1/31/05 (UNAUDITED)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Pioneer Floating Rate Trust (the "Trust") was organized as a Delaware business trust on October 6, 2004. Prior to commencing operations on December 23, 2004, the Trust had no operations other than matters relating to its organization and registration as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended, and the sale and issuance to Pioneer Funds Distributor, Inc., an affiliate of Pioneer Investment Management, Inc. ("PIM"), the Trust's investment adviser, a wholly owned indirect subsidiary of UniCredito Italiano S.p.A. (UniCredito Italiano), of 5,240 shares of beneficial interest at an aggregate purchase price of $100,084. PIM has agreed to pay all the Trust's organizational expenses and to pay the amount by which the aggregate offering costs (other than the sales load) exceeds $0.04 per share of the common share offering. The investment objective of the Trust is to provide a high level of current income. The Trust will, as a secondary objective, also seek preservation of capital to the extent consistent with its primary goal of high current income.

The Trust invests primarily in senior floating rate loans ("Senior Loans"). The Trust may also invest in other floating and variable rate instruments, including second lien loans, and high yield, high risk corporate bonds. The Trust may invest in Senior Loans and other securities of any credit quality, including Senior Loans and other investments that are rated below investment grade, or are unrated but are determined by the investment subadviser to be of equivalent credit quality, commonly referred to as "junk bonds" and are considered speculative. These securities involve greater risk of loss, are subject to greater price volatility, and are less liquid, especially during periods of economic uncertainty or change, than higher rated debt securities.

The Trust's financial statements have been prepared in conformity with U.S. accounting principles generally accepted in the United States of America that require the management of the Trust to, among other things, make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income, expenses and gains and losses on investments during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by the

Trust in preparation of its financial statements, which are consistent with those generally accepted in the investment company industry:

      A. SECURITY VALUATION

      Security transactions are recorded as of trade date. Senior Loans are valued in accordance with guidelines established by the Board of Trustees. Senior Loans are valued at the mean between the last available bid and asked prices from one or more brokers or dealers as obtained from Loan Pricing Corporation. For the limited number of Senior Loans for which no reliable price quotes are available, such Senior Loans will be valued by Loan Pricing Corporation through the use of pricing matrices to determine valuations. If the pricing service does not provide a value for the Senior Loans, the subadviser will value the Senior Loans at fair value, which is intended to approximate market value.

      Debt securities are valued at prices supplied by independent pricing services, which consider such factors as Treasury spreads, yields, maturities and ratings. Valuations may be supplemented by dealers and other sources, as required. Equity securities are valued at the last sale price on the principal exchange where they are traded. Securities for which quotations are not readily available are valued at their fair values as determined by, or under the direction of, the Board of Trustees. The Trust may also use the fair value of a security, including a non U.S. security, when the closing market price on the principal exchange where the security is traded no longer accurately reflects the value of the security as of the close of the exchange. As of January 31, 2005, the Trust had no fair valued securities.

      Dividend income is recorded on the ex-dividend date, except that certain dividends from foreign securities where the ex-dividend date may have passed are recorded as soon as the Trust becomes aware of the ex-dividend data in the exercise of reasonable diligence. Discount and premium on debt securities are accreted or amortized daily, respectively, on an effective yield to maturity basis and are included in interest income. Interest income, including income on interest bearing cash accounts, is recorded on an accrual basis. Temporary cash investments are valued at amortized cost.

      Gains and losses on sales of investments are calculated on the identified cost method for both financial reporting and federal income tax purposes.

      B. FEDERAL INCOME TAXES

      It is the Trust's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income and net realized capital gains, if any, to its shareowners. Therefore, no federal income tax provision is required.

      C. REPURCHASE AGREEMENTS

      With respect to repurchase agreements entered into by the Trust, the value of the underlying securities (collateral), including accrued interest received from counterparties, is required to be at least equal to or in excess of the repurchase agreement at the time of purchase. The collateral for all repurchase agreements is held in safekeeping in the customer-only account of the Trust's custodian, or subcustodians. PIM is responsible for determining that the value of the collateral remains at least equal to the repurchase price.

      D. AUTOMATIC DIVIDEND REINVESTMENT PLAN

      All common shareowners automatically participate in the Automatic Dividend Reinvestment Plan (the "Plan"), under which participants receive all dividends and capital gain distributions (collectively, "dividends") in full and fractional common shares of the Trust in lieu of cash. Shareowners may elect not to participate in the Plan. Shareowners not participating in the Plan receive all dividends and capital gain distributions in cash. Participation in the Plan is completely voluntary and may be terminated or resumed at any time by notifying Mellon Investor Services LLC, the agent for shareowners in administering the Plan (the "Plan Agent"), in writing prior to any dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Whenever the Trust declares a dividend on common shares payable in cash, participants in the Plan will receive the equivalent in common shares acquired by the Plan Agent either (i) through receipt of additional unissued but authorized common shares from the Trust or (ii) by purchase of outstanding common shares on the New York Stock Exchange or elsewhere. If, on the payment date for any dividend the net asset value per common share is equal to or less than the market price per share plus estimated brokerage trading fees ("market premium"), the Plan Agent will invest the dividend amount in newly issued common shares. The number of newly issued common shares to be credited to each account will be determined by dividing the dollar amount of the dividend by the net asset value per common share on the date the shares are issued, provided that the maximum discount from the then current market price per share on the date of issuance does not exceed 5%. If, on the payment date for any dividend, the net asset value per common share is greater than the market value ("market discount"), the Plan Agent will invest the dividend amount in common shares acquired in open-market purchases. There are no brokerage charges with respect to newly issued common shares. However, each participant will pay a pro rata share of brokerage trading fees incurred with respect to the Plan Agent's open-market purchases. Participating in the Plan does not relieve shareowners from any federal, state or local taxes which may be due on dividends paid in any taxable year. Shareowners holding Plan shares in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the Plan.

2. MANAGEMENT AGREEMENT

The Trust has entered into an advisory agreement with PIM. Management fees are calculated daily at the annual rate of 0.70% of the Trust's average daily managed assets. "Managed assets" is the average daily value of the Trust's total assets minus the sum of the Trust's liabilities, which liabilities exclude debt related to leverage, short-term debt and the aggregate liquidation preference of any outstanding preferred shares.

The adviser has engaged Highland Capital Management, L.P. to act as the Trust's investment subadviser ("Subadviser") and manage the Trust's investments. Under the terms of the subadvisory agreement, for its services, the Subadviser is entitled to a subadvisory fee from PIM at an annual rate of 0.35% of the Trust's average daily managed assets. The fee will be paid monthly in arrears. The Trust does not pay a fee to the Subadviser.

The Trust has entered into an administration agreement with the Adviser, pursuant to which the Adviser will provide certain administrative and accounting services to the Trust. The Adviser has appointed Princeton Administrators, L.P. ("Princeton") as the sub-administrator to the Trust to perform certain of the Adviser's administration and accounts obligations to the Trust. Under the administration agreement, the Trust will pay the Adviser a monthly fee equal to 0.07% of the Trust's average daily managed assets up to $500 million and 0.03% for average daily managed assets in excess of $500 million. The Adviser and not the Trust, is responsible for paying the fees of Princeton, which is affiliated with Merrill, Lynch & Co.

Also, PIM has agreed for the first three years of the Trust's investment operations to limit the Trust's total annual expenses [excluding offering costs for common and preferred shares, interest expense, the cost of defending or prosecuting any claim or litigation to which the Trust is a party (together with any amount in judgment or settlement), indemnification expenses or taxes incurred due to the failure of the Trust to qualify as a regulated investment company under the Code or any other non-recurring or non-operating expenses] to 0.95% of the Trust's average daily managed assets. The dividend on any preferred shares is not an expense. As of January 31, 2005, the Trust's expenses were not reduced under such arrangements.

3. UNFUNDED CORPORATE LOANS:

As of January 31, 2005, the Trust had unfunded loan commitments of approximately $9,483,000, which would be extended at the option of the borrower, pursuant to the following loan agreements:

                                                        Unfunded
                                                       Commitment
Borrower                                             (in thousands)
-------------------------------------------------------------------
Advanced Medical, Delayed Draw                          $ 1,000
Celanese Holdings, LLC, Delayed Draw                    $   821
Cricket Communications, Inc., Revolver                  $ 1,000
Texas Genco, LLC, Delayed Draw                          $ 1,500
Wynn Las Vegas, LLC, Term Loan                          $ 5,162

4. TRANSFER AGENTS

Pioneer Investment Management Shareholder Services, Inc. ("PIMSS"), a wholly owned indirect subsidiary of UniCredito Italiano, through a sub-transfer agency agreement with Mellon Investor Services LLC, provides substantially all transfer agent and shareowner services related to the Trust's common shares at negotiated rates.

5. TRUST SHARES

There are an unlimited number of common shares of beneficial interest authorized. Of the 22,555,240 common shares of beneficial interest outstanding at January 31, 2005, PIM owned 5,240 shares.

Transactions in common shares of beneficial interest for the period December 23, 2004 (commencement of investment operations) to January 31, 2005 were as follows:

Shares issued in connection with initial public offering        22,550,000

Shares outstanding at beginning of period                            5,240
Shares outstanding at end of period                             22,555,240

Offering costs of $902,000 incurred in connection with the Trust's offering of common shares have been charged to paid-in capital.

6.  SUBSEQUENT EVENT

The underwriters elected to exercise the over-allotment option. This resulted in the issuance of 1,775,000 commons shares of beneficial interest on February 4, 2005. The net proceeds to the Trust from the exercise of the underwriters' overallotment option were $33,902,500. The proceeds were invested in accordance with the Trust's investment objection.

PIONEER FLOATING RATE TRUST

SCHEDULE OF INVESTMENTS 1/31/05 (UNAUDITED)

 PRINCIPAL        S&P         MOODY'S
   AMOUNT       RATING        RATING                                                                                       VALUE
                                              SENIOR SECURED FLOATING RATE LOANS  - 79.5%  OF NET ASSETS*
                                              AEROSPACE & DEFENSE - 3.5%
$ 3,500,000        B-            B2           American Airlines, Term Facility, 12/17/10                               $ 3,547,033
    520,674        B-            B3           DeCrane Aircraft Holdings, Inc., Term B, 6/30/08                             520,674
  2,628,366        B-            B3           DeCrane Aircraft Holdings, Inc., Term D, 6/30/08                           2,654,649
  5,000,000        NR            Ba3          United Airlines, Inc. DIP, Tranche B, 6/30/05                              5,046,875
  3,000,000        B+            Ba3          Vought Aircraft Industries, Inc., Tranche B L/C Deposit, 12/22/11          2,955,000
                                                                                                                       -----------
                                                                                                                       $14,724,231
                                                                                                                       -----------

                                              BROADCASTING - 0.6%
  2,500,000        B             B2           Enterprise NewsMedia, LLC, Term, 6/30/12                                 $ 2,498,908
                                                                                                                       -----------

                                              CABLE - 8.7%
  2,000,000        B             NR           Century Cable Holdings, LLC, Discretionary Term, 12/31/09                $ 1,987,708
  2,000,000        NR            NR           Century Cable Holdings, LLC, Term, 6/30/09                                 1,988,750
 15,950,000        CCC+          B2           Charter Communications Operating, LLC, Tranche Term B, 4/27/11            15,921,513
  4,000,000        B+            B1           NTL Investment Holdings, Ltd., B2 Sub-Tranche, 4/14/12                     4,040,000
  5,000,000        NR            B3           Olympus Cable Holdings, LLC, Term A, 6/30/10                               4,952,345
  2,833,333        BB-           B1           Telewest Communications Networks, Ltd., B Facility, 11/30/12               2,868,396
  2,166,667        BB-           B1           Telewest Communications Networks, Ltd., C Facility, 11/30/13               2,194,563
  2,970,000        CCC+          B2           WideOpenWest Finance, LLC, Term B, 12/22/10                                2,989,801
                                                                                                                       -----------
                                                                                                                       $36,943,076
                                                                                                                       -----------

                                              CHEMICALS - 1.2%
  3,178,943        B+            B1           Celanese Holdings, LLC, Term B (Dollar TL), 4/6/11                       $ 3,238,548
  2,000,000        B             B2           Huntsman, LLC, Term B, 3/31/10                                             2,035,500
                                                                                                                       -----------
                                                                                                                       $ 5,274,048
                                                                                                                       -----------

                                              CONSUMER - DURABLES - 0.2%
  1,000,000        BB-           Ba3          National Bedding Co., Term B, 2/28/08                                    $ 1,014,688
                                                                                                                       -----------

                                              CONSUMER - NON-DURABLES - 2.6%
  3,750,000        B             B3           CEI Holdings, Inc. (Cosmetic Essence),  First Lien Term, 12/3/10         $ 3,778,125
  5,000,000        B+            B1           Jarden Corp., Term, 1/24/12                                                5,051,785
  1,985,000        B+            B1           Solo Cup Co., Term, 2/27/11                                                2,022,840
                                                                                                                       -----------
                                                                                                                       $10,852,750
                                                                                                                       -----------

                                              DIVERSIFIED MEDIA - 1.6%
  4,000,000        BB-           Ba3          Regal Cinemas, Inc., Term, 11/10/10                                      $ 4,051,668
  2,818,354        BB            Ba3          RH Donnelley, Tranche A-3 Term, 12/31/09                                   2,840,374
                                                                                                                       -----------
                                                                                                                       $ 6,892,042
                                                                                                                       -----------

                                              ENERGY - 3.6%
  6,000,000        BBB+          Ba3          Mainline, L.P., Term, 12/17/11                                           $ 6,052,500
  3,000,000        NR            B1           NSG Holdings II, LLC,  Initial Term, 12/13/11                              3,051,564
  2,000,000        B+            B1           Regency Gas Services, LLC, Term, 6/1/10                                    2,037,500
  4,000,000        BB-           Ba2          Universal Compression, Inc., Term B, 2/15/12                               4,056,252
                                                                                                                       -----------
                                                                                                                       $15,197,816
                                                                                                                       -----------

                                              FOOD & DRUG - 0.5%
  2,000,000        BB-           Ba3          Herbalife International, Inc., Term, 12/21/10                            $ 2,034,376
                                                                                                                       -----------

                                              FOOD & TOBACCO - 5.1%
  3,000,000        B             NR           Captain D's, LLC,  First Lien Term, 12/27/10                             $ 3,007,500
  2,000,000        B             NR           Captain D's, LLC,  Second Lien Term, 6/27/11                               1,990,000
  4,000,000        B+            B1           Carrols Corp., Term B, 12/31/10                                            4,070,000
  4,000,000        BB            Ba2          Constellation Brands, Inc., Tranche B Term, 11/30/11                       4,055,000
  2,000,000        BB-           Ba2          Landry's Restaurants, Inc., Term, 12/28/10                                 2,022,500
    997,468        B+            B2           Merisant Co., Tranche B Term, 1/11/10                                      1,001,832
  5,471,275        B+            B1           Pinnacle Foods Holding Corp., Term, 11/25/10                               5,475,833
                                                                                                                       -----------
                                                                                                                       $21,622,665
                                                                                                                       -----------

                                              FOREST PRODUCTS - 0.5%
  1,979,452        BB            Ba3          Boise Cascade Holdings, LLC, Tranche C Term, 10/29/10                    $ 1,984,175
                                                                                                                       -----------

                                              GAMING & LEISURE - 6.0%
  4,000,000        B             Ba3          CNL Hospitality Properties, Inc., Term Facility, 10/13/06                $ 4,065,000
  1,000,000        B+            B1           Herbst Gaming, Inc., Term, 10/8/10                                         1,015,938
  5,000,000        B+            Ba3          Knowledge Learning Corp., Term, 1/7/12                                     5,046,875
  4,959,193        B-            NR           OpBiz, LLC, Term A, 8/31/10                                                4,909,601
     11,623        B-            NR           OpBiz, LLC, Term B, 8/31/10                                                   11,497
  1,259,259        B             B1           Playpower, Inc., Dollar Term, 12/18/09                                     1,275,000
  4,000,000        NR            Ba3          Universal City Development Partners, Ltd., Term, 6/9/11                    4,065,000
  4,000,000        B-            B1           Wyndham International, Inc., Term I, 6/30/06                               4,024,168
    838,409        B+            B2           Wynn Las Vegas, LLC, Term, 12/14/11                                          850,199
                                                                                                                       -----------
                                                                                                                       $25,263,278
                                                                                                                       -----------

                                              HEALTHCARE - 2.2%
  2,250,000        B             B1           Aircast, Inc., First Lien Term, 12/7/10                                  $ 2,270,392
  4,000,000        B+            B1           Alliance Imaging, Inc., Tranche C1 Term, 12/29/11                          4,038,752
  1,059,222        B             B2           Hanger Orthopedic Group, Inc., Tranche Term B, 9/30/09                     1,068,490
  2,000,000        B+            B2           SFBC International, Inc., Term, 11/1/10                                    2,035,000
                                                                                                                       -----------
                                                                                                                       $ 9,412,634
                                                                                                                       -----------


   The accompanying notes are an integral part of these financial statements.

PIONEER FLOATING RATE TRUST
SCHEDULE OF INVESTMENTS 1/31/05 (CONTINUED)(UNAUDITED)

 PRINCIPAL     S&P          MOODY'S
  AMOUNT      RATING        RATING                                                                                       VALUE
                                            HOUSING - 8.2%
$4,000,000       B+            B2           Associated Materials, Inc., Term, 8/29/10                              $   4,065,000
 4,000,000       B             B1           Atrium Companies, Inc., Term, 12/28/11                                     4,053,332
 7,000,000       BBB-          Ba2          General Growth Properties, Inc., Tranche Term B, 11/12/08                  7,056,147
 4,000,000       B+            B1           Headwaters, Inc., Term B, 4/30/11                                          4,057,500
 3,792,500       B             B1           Lake at Las Vegas Joint Venture, First Lien Term, 11/1/09                  3,822,131
 5,000,000       B             B2           LNR Property Corp., Tranche Term B, 1/21/08                                5,029,690
 2,500,000       B+            B3           Propex Fabrics, Inc., Term, 12/31/11                                       2,509,375
 4,000,000       BB-           Ba3          Woodlands Commercial Properties Co., L.P., Bridge, 8/30/05                 4,035,000
                                                                                                                   -------------
                                                                                                                   $  34,628,175
                                                                                                                   -------------

                                            INFORMATION TECHNOLOGY - 3.5%
 5,000,000       B             B1           AMKOR Technology, Inc., Second Lien Term, 10/27/10                     $   5,170,835
 5,000,000       B             B3           ON Semiconductor Corp., Tranche Term G, 12/15/11                           5,031,250
   480,000       B+            B3           Verifone, Second Lien Term, 12/31/11                                         495,300
 4,000,000       B             B2           Vertafore, First Lien Term, 12/22/10                                       4,030,000
                                                                                                                   -------------
                                                                                                                   $  14,727,385
                                                                                                                   -------------

                                            MANUFACTURING - 1.0%
 3,000,000       B+            B2           Maxim Crane Works, L.P., First Lien Term, 1/28/10                      $   3,052,500
 1,000,000       B+            B3           Maxim Crane Works, L.P., Second Lien Term, 1/28/12                         1,030,000
                                                                                                                   -------------
                                                                                                                   $   4,082,500
                                                                                                                   -------------

                                            METALS & MINERALS - 3.9%
 4,620,694       B             B3           CII Carbon, LLC, Term, 6/25/08                                         $   4,562,936
 3,500,000       B+            B1           International Mill Service, Inc., First Lien Tranche C Term, 12/31/10      3,561,250
 3,500,000       NR            B3           Murray Energy Corp., Tranche Term B, 1/28/10                               3,513,750
 1,826,923       BB-           Ba2          Novelis, Inc., Canadian Term, 1/7/12                                       1,843,924
 3,173,077       BB-           Ba2          Novelis, Inc., US Term, 1/7/12                                             3,201,723
                                                                                                                   -------------
                                                                                                                   $  16,683,583
                                                                                                                   -------------

                                            RETAIL - 4.2%
 4,000,000       BB            Ba2          Blockbuster, Inc., Tranche B Term, 8/20/11                             $   3,990,500
 5,000,000       B+            B1           Dollarama Group, L.P., Term B, 11/18/11                                    5,046,875
 5,000,000       B+            B1           Harbor Freight Tools USA, Inc., Term, 7/15/10                              5,018,125
 3,968,254       B-            B3           Home Interiors & Gifts, Initial Term, 3/31/11                              3,847,222
                                                                                                                   -------------
                                                                                                                   $  17,902,722
                                                                                                                   -------------

                                            SERVICE - 3.7%
 2,500,000       NR            B2           Alliance Laundry Systems, LLC, Term, 8/2/07                            $   2,515,625
 3,000,000       B             B1           Alliance Laundry Systems, LLC, Term, 1/27/12                               3,038,751
 1,013,550       BB            B1           Allied Waste North America, Inc., New Tranche B Term, 1/15/10              1,029,748
   981,531       BB            B1           Allied Waste North America, Inc., New Tranche C Term, 1/15/10                997,277
 1,500,000       BB            B1           IESI Corp., Term, 1/21/12                                                  1,524,375
 6,883,853       NR            NR           NEFF Rental, Inc., Initial Term, 5/1/08                                    6,746,176
                                                                                                                   -------------
                                                                                                                   $  15,851,952
                                                                                                                   -------------

                                            TELECOMMUNICATIONS - 7.5%
 5,000,000       B+            B1           Alaska Communications Systems Holdings, Inc., Term, 2/1/12             $   5,000,000
 4,000,000       B-            B1           Cricket Communications, Inc. (aka Leap Wireless), Term B, 1/10/11          4,008,332
 5,000,000       BB            B1           PanAmSat Corp., Tranche Term B, 8/20/11                                    5,044,470
 4,000,000       CCC-          B3           RCN Corp., Term, 12/21/11                                                  4,030,000
 3,500,000       B             B1           United Online, Term, 12/13/08                                              3,548,125
 1,000,000       B+            B3           Valor Telecommunications Enterprises, LLC, Second Lien Term, 11/3/11       1,031,125
 5,000,000       NR            Ba3          WestCom Corp., Tranche B Term, 12/17/10                                    5,084,375
 4,000,000       B+            Caa1         WilTel Communications, LLC, Second Lien Term, 12/31/10                     4,050,000
                                                                                                                   -------------
                                                                                                                   $  31,796,427
                                                                                                                   -------------

                                            TRANSPORTATION - 3.5%
 2,000,000       NR            B2           Accuride Corp., Term B, 1/31/12                                        $   2,000,000
   392,157       BB-           Ba2          Federal-Mogul Corp., Letter of Credit, 12/9/05                               394,853
 3,607,843       BB-           B1           Federal-Mogul Corp., Term, 12/9/11                                         3,629,267
 4,000,000       BB-           B2           Key Plastics LLC/Key Safety Systems, Inc., Term C, 6/29/11                 4,030,000
 3,500,000       BB            Ba3          Laidlaw International, Inc., Term B Facility, 6/19/09                      3,516,954
 1,216,306       B-            Caa1         Quality Distribution, Inc., Term, 11/13/09                                 1,216,306
                                                                                                                   -------------
                                                                                                                   $  14,787,380
                                                                                                                   -------------

                                            UTILITY - 5.4%
 4,000,000       B             B1           Basic Energy Services, Term B, 10/3/09                                 $   4,030,000
 4,442,782       B+            B2           LSP Kendall Energy, LLC, Project, 11/22/06                                 4,253,963
 1,792,891       NR            Ba3          Magellan Midstream Holdings, Loan, 12/10/11                                1,817,543
 1,750,000       B+            Ba3          NRG Energy, Inc., Credit Linked Deposit, 12/24/07                          1,756,563
 2,250,000       B+            Ba3          NRG Energy, Inc., Term, 12/24/11                                           2,264,625
 2,250,000       BB-           B1           Pike Electric, Inc., Tranche Term B, 12/10/12                              2,290,079
 3,000,000       B+            B1           Reliant Energy, Inc., Term, 4/30/10                                        3,023,838
 3,500,000       BB-           Ba2          Texas Genco, LLC, Initial Term, 12/14/11                                   3,548,125
                                                                                                                   -------------
                                                                                                                   $  22,984,736
                                                                                                                   -------------

                                            WIRELESS COMMUNICATION - 2.3%
 2,000,000       B-            B2           Centennial Cellular Operating Co., Term, 2/9/11                        $   2,017,968
 7,500,000       B-            B2           Triton PCS Holdings, Inc., Term, 11/18/09                                  7,610,160
                                                                                                                   -------------
                                                                                                                   $   9,628,128
                                                                                                                   -------------

                                            TOTAL SENIOR SECURED FLOATING RATE OBLIGATIONS
                                            (Cost $335,161,362) (a)                                                $ 336,787,675
                                                                                                                   -------------


   The accompanying notes are an integral part of these financial statements.

PIONEER FLOATING RATE TRUST
SCHEDULE OF INVESTMENTS 1/31/05 (CONTINUED)(UNAUDITED)

 PRINCIPAL     S&P   MOODY'S
  AMOUNT     RATING  RATING                                                                                           VALUE
                                TEMPORARY CASH INVESTMENTS - 44.6% OF NET ASSETS
                                REPURCHASE AGREEMENTS - 44.6%
$46,352,000                     Bear Stearns, Inc., 2.42%, dated 1/31/05, repurchase price of
                                $46,352,000 plus accrued interest on 2/1/05 collateralized by
                                $47,613,000 U.S. Treasury Bill, 2.48%, 5/12/05                                    $  46,352,000

 16,648,000                     Bear Stearns, Inc., 2.42%, dated 1/31/05, repurchase price of
                                $16,648,000 plus accrued interest on 2/1/05 collateralized by
                                $17,179,000 U.S. Treasury Bill, 2.651%, 7/7/05                                       16,648,000

 63,000,000                     Greenwich Capital Markets, 2.40%, dated 1/31/05, repurchase price of $63,000,000 plus accrued interest on 2/1/05 collateralized by
                                $64,447,000 U.S. Treasury Notes, 3.125%, 1/31/07                                     63,000,000

 38,600,000                     UBS Warburg, Inc., 2.44%, dated 1/31/05, repurchase price of
                                $38,600,000 plus accrued interest on 2/1/05 collateralized by
                                $45,952,000 U.S. Treasury STRIPS, 3.606%, 5/15/09                                    38,600,000

 24,400,000                     UBS Warburg, Inc., 2.44%, dated 1/31/05, repurchase price of
                                $24,400,000 plus accrued interest on 2/1/05 collateralized by
                                $28,145,000 U.S. Treasury STRIPS, 3.534%, 8/15/08                                    24,400,000
                                                                                                                  -------------
                                TOTAL TEMPORARY CASH INVESTMENTS
                                (Cost $189,000,000)                                                               $ 189,000,000
                                                                                                                  -------------

                                TOTAL INVESTMENTS IN SECURITIES - 124.1%
                                (Cost $524,161,362) (a)                                                           $ 525,787,675
                                                                                                                  -------------
                                OTHER ASSETS AND LIABILITIES - (24.1)%                                            $(102,224,666)
                                                                                                                  -------------
                                PREFERRED SHARES AT REDEMPTION VALUE -  (0.0)%                                    $          --
                                                                                                                  -------------
                                NET ASSETS APPLICABLE TO COMMON SHAREOWNERS - 100.0%                              $ 423,563,009
                                                                                                                  =============

       NR   Security not rated by S&P or Moody's.

        * Senior secured floating rate loans in which the Trust invests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium.
            These base lending rates are generally (i) the lending rate offered by one or more major European banks, such as LIBOR
            (London InterBank Offered Rate), (ii) the prime rate offered by one or more major United States banks, (iii) the certificate of deposit or (iv) other base lending rates used by commercial lenders.

       (a) At January 31, 2005, the net unrealized loss on investments based on cost for federal income tax purposes of $524,161,362 was as follows:

            Aggregate gross unrealized gain for all investments in which there
            is an excess of value over tax cost                                                                   $   1,994,023

            Aggregate gross unrealized loss for all investments in which there
            is an excess of tax cost over value                                                                        (367,710)
                                                                                                                  -------------
            Net unrealized gain                                                                                   $   1,626,313
                                                                                                                  =============
            For financial reporting purposes net unrealized gain on
            investments was $524,161,362 and cost of investments aggregated
            $1,626,313.

            Purchases and sales of securities (excluding temporary cash investments) for the period ended January 31, 2005, aggregated $346,181,505 and $11,106,087, respectively.


   The accompanying notes are an integral part of these financial statements.